Richmont Mines Inc.

1 Place-Ville-Marie
Suite 2130, Montreal QC
H3B 2C6, CANADA

Tel.: (514) 397-1410
Fax: (514) 397-8620
www.richmont-mines.com

NEWS RELEASE

RICHMONT MINES ANNOUNCES ITS FINANCIAL RESULTS FOR 2004

MONTREAL, February 22, 2005 - For the year ended December 31, 2004, Richmont Mines announces net earnings of $732,096, or $0.05 per share, compared with net earnings of $5,034,541, or $0.32 per share, in 2003. Cash flow from operations before the net change in non-cash working capital in 2004 totalled $6,075,315 compared with $10,900,358 in 2003. Richmont Mines' financial results for 2004 reflect a year of transition that will lead the Company toward growth starting in 2006, with a significant increase in gold production.

Revenues for 2004 amounted to $39,641,407 compared with $50,309,041 in 2003. The Company sold a total of 69,207 ounces of gold compared with 92,892 ounces in 2003. These variations are mainly attributable to the closure of the Hammerdown Mine following the depletion of its reserves. The average cash production cost for the year ended December 31, 2004, was US$294 per ounce of gold compared with US$240 per ounce the previous year. The average cash production cost increase in American dollars primarily reflects the appreciation of the Canadian dollar and the lower ore grades obtained at the Beaufor and Hammerdown mines.

Gold sales from the Beaufor Mine in Quebec totalled 52,623 ounces produced at a cash cost of US$308 per ounce, compared with sales of 55,774 ounces at a cost of US$245 per ounce in 2003. As for the Hammerdown Mine in Newfoundland, during the first three quarters of 2004, it contributed sales of 16,584 ounces of gold produced at an average cash cost of US$251 per ounce, compared with sales of 37,118 ounces at a cost of US$230 per ounce in 2003.

For the fourth quarter of 2004, gold sales from the Beaufor Mine totalled 14,974 ounces produced at an average cash cost of US$300 per ounce, compared with total sales of 24,386 ounces of gold produced at the Hammerdown and Beaufor mines at an average cash cost of US$258 per ounce during the corresponding period of 2003.

For this three-month period, revenues were $9,159,526 compared with $13,571,213 in 2003. The net loss was $40,306, or nil per share, compared with net earnings of $2,532,174, or $0.16 per share, for the fourth quarter of 2003. Cash flow from operations before the net change in non-cash working capital totalled $1,095,523 compared with $3,970,468 in 2003. The financial results for the fourth quarter of 2004 reflect the decreases in gold production and the number of ounces of gold sold resulting from the closure of the Hammerdown Mine.

In 2004, Richmont Mines invested a total of $14 million in exploration on all of its properties, including $10.5 million on the East Amphi property, over $1 million to carry out an exploration program on the Valentine Lake property as well as $1 million to explore the Beaufor Mine.

OUTLOOK

Like 2004, 2005 will be a year of transition toward growth, during which the Company expects to produce 60,000 ounces of gold. More than $10 million will be invested at the East Amphi property and $8 million will be used to conduct an exploration program on the Island Gold property, two advanced exploration projects nearing decisions regarding production. The Company also plans to invest $1.5 million to carry out an exploration program at the Beaufor Mine, while $500,000 will allow exploration work to continue on the Valentine Lake property.

Richmont Mines is well positioned to increase production over the next few years and to actively pursue the development of its mining assets and the search for new gold projects. As at December 31, 2004, Richmont Mines had $25.9 million in working capital compared with $31.2 million one year earlier. This variation is attributable to investments of more than 16 million for exploration and the acquisition of fixed assets over the course of 2004. The Company has no long-term debt, has only 16.2 million shares outstanding and has no hedging contracts for gold or currency.

2005 BMO NESBITT BURNS GLOBAL RESOURCES CONFERENCE

On March 1, 2005, at 8:30 a.m., Richmont Mines will present the Company at this conference in Tampa Bay. We invite you to view the presentation at the following address: http://corporate.bmo.com/conferences/2005resources/

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Disclosure regarding forward-looking statements
This news release contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-Americain. exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed in periodic reports from Richmont Mines Inc.

FINANCIAL DATA
	Three-month period			Year ended
	ended December 31,		December 31,
(CAN$)	2004	2003	2004	2003

Revenues	9,159,526	13,571,213	39,641,407	50,309,041
Net earnings (loss)	(40,306)	2,532,174	732,096	5,034,541
Net earnings (loss) per share	-	0.16	0.05	0.32
Cash flow from operations before net change
in non-cash working capital	1,095,523	3,970,468	6,075,315	10,900,358
Average selling price of gold per ounce	US$408	US$392	US$410	US$370
	CAN$531	CAN$550	CAN$534	CAN$518
Weighted average number of common shares
Outstanding	16,068,876	15,995,629	16,126,784	15,926,191

(CAN$)	December 31, 2004		December 31, 2003
Working capital		25,925,031		31,183,975

PRODUCTION AND SALES DATA
		Three-month ended December 31
		Ounces of gold		Cash cost
	Year	Production	Sales	(per ounce sold)
Beaufor	2004	13,283	14,974	US$300
	2003	14,628	15,764	US$271
Hammerdown	2004	-	-	-
	2003	8,137	8,622	US$234
Total	2004	13,283	14,974	US$300
	2003	22,765	24,386	US$258

		Year ended December 31
		Ounces of gold		Cash cost
	Year	Production	Sales	(per ounce sold)
Beaufor	2004	52,109	52,623	US$308
	2003	54,803	55,774	US$245
Hammerdown	2004	14,985	16,584	US$251
	2003	37,798	37,118	US$230
Total	2004	67,094	69,207	US$294
	2003	92,601	92,892	US$240

2003 average exchange rate: US$1 = CAN$1.4015
2004 estimated exchange rate: US$1 = CAN$1.3015

For more information, contact:

Julie Normandeau	Telephone: (514) 397-1410
Investor Relations	Fax: (514) 397-8620

Trading symbol: RIC	Listings: Toronto - Amex

Internet: www.richmont-mines.com